UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: June 10, 2010
	By:	/S/ ELENA SHMATOVA
	Name:	Elena Shmatova
	Title:	General Director

VIMPELCOM LTD. ANNOUNCES CHANGES TO CORPORATE STRUCTURE AND

BUSINESS UNIT MANAGEMENT TEAM

Amsterdam and New York (June 10, 2010) — VimpelCom Ltd. (or the “Company”) (NYSE: VIP) today announced that its Board approved changes to the reporting structure of the Company. The reporting structure will be divided into four business units — Russia, Ukraine, CIS and International — that will report to the Company’s headquarters in Amsterdam.

In connection with the restructuring, Elena Shmatova has been appointed the General Director of OJSC “VimpelCom” and will lead the Russia business unit. The Ukraine business unit will continue to be led by Igor Lytovchenko, President of Kyivstar. The CIS business unit will continue to be led by Dmitry Kromsky.

As a result of the restructuring, Boris Nemsic, the CEO of OJSC “VimpelCom” and Alexander Torbakhov, the General Director of OJSC “VimpelCom” have each decided to leave the Company effective immediately.

Alexander Izosimov, Group CEO of VimpelCom, Ltd. said, “We thank Boris and Alexander for their contributions in shepherding the company through very tough macro economic circumstances and wish them the best in their new endeavors.”

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7-495- 954-7888	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fd.com